Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges

						NINE MONTHS
						ENDED
		TWELVE MONTHS ENDED DECEMBER 31,				SEPTEMBER 30,
(in thousands, except ratio)	2009	2010	2011	2012	2013	2014
(Loss) income from continuing operations before taxes	$(240,542)	$(80,497)	$(32,732)	$43,967	$195,691	$169,315
Share of distributed (income) loss of
50%-or-less-owned affiliates,
net of equity pickup	(308)	3,705	976	(1,218)	(1,202)	(538)
Amortization of capitalized interest	51,477	40,791	32,068	40,612	52,362	34,625
Interest	46,949	55,615	56,635	59,503	68,184	52,194
Less: interest capitalized during the period	(35,931)	(31,221)	(38,032)	(42,327)	(59,208)	(51,443)
Interest portion of rental expense	4,354	3,733	2,360	1,976	2,182	1,836
(LOSS) EARNINGS	$(174,001)	$(7,874)	$21,275	$102,513	$258,009	$205,989

Interest	$46,949	$55,615	$56,635	$59,503	$68,184	$52,194
Interest portion of rental expense	4,354	3,733	2,360	1,976	2,182	1,836
FIXED CHARGES	$51,303	$59,348	$58,995	$61,479	$70,366	$54,030

(DEFICIENCY) SURPLUS	$(225,304)	$(67,222)	$(37,720)	$41,034	$187,643	$151,959

Ratio of earnings to fixed charges	-	-	-	1.67	3.67	3.81